* RD 3/17

SECUR 11020110 [SSION

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SEC FILE NUMBER
8-7221

SEC MAIL RECEIVED PROCESSING MAR 01 2011 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York (City) **New York** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter D. Taube **(212) 449-2239**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Robert Qutub and Joseph Guardino, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 31, 2010, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — 2/25/11
Date

Senior Vice President and Chief Financial Officer
Title

Signature — 2/25/11
Date

Senior Vice President and Chief Operations Officer
Title

Subscribed and sworn to
before me on this 25 day of
February, 2011

BINDU S JOSEPH
NOTARY PUBLIC
STATE OF NEW JERSEY
EXPIRES Dec 1 2011

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)

Consolidated Balance Sheet

December 31, 2010

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors
of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2010

(dollars in millions, except share and per share amounts)

Assets		
Cash and cash equivalents	$	1,597
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		3,419
Securities financing transactions		
Receivables under resale agreements (includes $491 measured at fair value in accordance with the fair value option election)		56,512
Receivables under securities borrowed transactions		46,655
		103,167
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $10,418)		
U.S. Government and agencies		40,351
Corporate debt and preferred stock		14,267
Municipals and money markets		11,670
Equities and convertible debentures		9,227
Mortgages, mortgage-backed, and asset-backed		4,010
Derivative contracts		411
Non-U.S. governments and agencies		63
		79,999
Securities received as collateral, at fair value		9,168
Receivables from affiliated companies (includes $1,072 measured at fair value in accordance with the fair value option election)		62,100
Other receivables		
Customers (net of allowance for doubtful accounts of $8)		11,048
Brokers and dealers		12,217
Interest and other		2,869
		26,134
Other investments		625
Equipment and facilities (net of accumulated depreciation of $825)		645
Goodwill and intangible assets (net of amortization of $452)		6,051
Other assets		4,995
Total Assets	$	297,900
Liabilities and Stockholders' Equity		
Liabilities		
Securities financing transactions		
Payables under repurchase agreements (includes $13 measured at fair value in accordance with the fair value option election)	$	126,527
Payables under securities loaned transactions		6,725
		133,252
Short-Term Borrowing		11,991
Trading liabilities, at fair value		
U.S. Government and agencies		22,090
Equities and convertible debentures		7,946
Corporate debt and preferred stock		5,991
Derivative contracts		503
Other		111
		36,641
Obligations to return securities received as collateral, at fair value		9,168
Other payables		
Customers		22,889
Brokers and dealers		7,507
Compensation and benefits		3,658
Interest and other		5,800
		39,854
Payables to affiliated companies (includes $374 measured at fair value in accordance with the fair value option election)		38,089
Commitments, contingencies, and guarantees (See Note 13)		
Subordinated borrowings		15,078
Total Liabilities		284,073
Stockholders' equity		
MLPCC's Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 2,095 cumulative shares issued and outstanding		2
Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		-
Paid-in capital		9,637
Accumulated other comprehensive income, net of tax		1
Retained earnings		4,187
Total Stockholders' Equity		13,827
Total Liabilities and Stockholders' Equity	$	297,900

The accompanying notes are an integral part of this Consolidated Balance Sheet.

(dollars in millions, except share and per share amounts)

1. Organization

Description of Business
Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities, United States ("U.S.") Government securities, and U.S. Government agency obligations. The Company also acts as a broker and/or a dealer in the purchase and sale of mutual funds, money market instruments, high yield bonds, municipal securities, financial futures contracts and options and other financial instruments including collateralized debt obligations and collateralized mortgage obligations. The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and it also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. Certain products and services may be provided through affiliates. See Note 3 to the Consolidated Balance Sheet for further information. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its principal subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is involved in the prime brokerage business and is also a market maker in listed option contracts on various options exchanges.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Mutual Fund Advisor Selects® program, the Merrill Lynch Personal Advisor program and the Merrill Lynch Global Selects program. The Company also offers fee-based financial planning services, including the Financial Foundation report. The Company provides financing to clients, including margin lending and other extensions of credit.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

On November 1, 2010, the Parent entered into an Agreement and Plan of Merger (the "Merger Agreement") with Banc of America Securities Holdings Corporation ("BASH"), a wholly-owned subsidiary of Bank of America. Pursuant to the Merger Agreement, BASH merged into the Parent on November 1, 2010, with the Parent as the surviving corporation in the merger (the "BASH Merger"). In addition, as a result of the BASH Merger, Banc of America Securities LLC ("BAS"), a wholly-owned broker-dealer subsidiary of BASH, became a wholly-owned broker-dealer subsidiary of the Parent. Pursuant to the Merger Agreement, all of the issued and outstanding capital stock of the Parent remained outstanding and all of the issued and outstanding capital stock of BASH was cancelled, with no consideration paid. Subsequently, BAS was merged into the Company, with the Company as the surviving corporation in this merger. As a result of the merger, all of the issued and outstanding capital stock of the Company remained outstanding and all of the issued and outstanding membership interests of BAS were cancelled with no consideration paid.

(dollars in millions, except share and per share amounts)

In accordance with Accounting Standards Codification ("ASC") 805-10, Business Combinations ("Business Combination Accounting"), the Company's Consolidated Balance Sheet for the year ended December 31, 2010 include the results of BAS as if the merger had occurred as of January 1, 2009, the date at which both entities were first under common control of Bank of America. The Company has recorded the assets and liabilities acquired in connection with the BASH merger at their historical carrying value.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and is presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

Consolidation Accounting
The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE"), a variable interest entity ("VIE"), or (prior to January 1, 2010) a qualified special purpose entity ("QSPE").

The Consolidated Balance Sheet includes the accounts of the Company, whose subsidiaries are generally controlled through a majority voting interest or a controlling financial interest. In periods prior to January 1, 2010, in certain cases, the Company's VIEs may have been consolidated based on a risks and rewards approach. Additionally, prior to January 1, 2010, the Company did not consolidate those special purpose entities that met the criteria of a QSPE. See the "New Accounting Pronouncements" section of this note for information regarding new VIE accounting guidance that became effective on January 1, 2010.

The Consolidated Balance Sheet includes total assets of $3,212 and total liabilities of $3,279 pertaining to Consolidated VIEs.

VREs — VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and equity investors that have a controlling financial interest in the entity through their equity investments. In accordance with ASC 810, *Consolidation*, ("Consolidation Accounting"), the Company generally consolidates those VREs where it has a majority of the voting rights.

VIEs — Those entities that do not meet the VRE criteria are generally analyzed for consolidation as either VIEs or (prior to January 1, 2010) QSPEs. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates those VIEs for which it is the primary beneficiary. In accordance with new accounting guidance effective January 1, 2010, the Company is considered the primary beneficiary when it has a controlling financial interest in a VIE. The Company has a controlling financial interest when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to January 1, 2010, the primary beneficiary was the entity that would absorb a majority of the economic risks and rewards of the VIE, based on an analysis of probability-weighted cash flows. The Company reassesses whether it is the primary beneficiary of a VIE on a quarterly basis. The quarterly reassessment process considers whether the Company has acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The reassessment also considers whether the Company has acquired or disposed of a financial interest that could be significant to the VIE, or whether an interest in the VIE has become significant or is no longer significant. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments.

(dollars in millions, except share and per share amounts)

QSPEs — Prior to January 1, 2010, the Company did not consolidate QSPEs. QSPEs were passive entities with significantly limited permitted activities. QSPEs were generally used as securitization vehicles and were limited in the type of assets that they may hold, the derivatives into which they can enter and the level of discretion that they may exercise through servicing activities.

Securitization Activities
In the normal course of business, the Company securitizes pools of residential mortgage-backed securities, municipal bonds, and other securities. The Company may retain interests in the securitized financial assets through holding tranches of the securitization. In accordance with ASC 860, Transfers and Servicing ("Financial Transfers and Servicing Accounting"), the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any proceeds received.

Use of Estimates
The preparation of the Balance Sheet requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of disclosures of contingent assets and liabilities. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term.

In presenting the Consolidated Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and other intangible assets;
- The amortization period of intangible assets with definite lives;
- The outcome of litigation;
- Determining whether VIEs should be consolidated;
- Incentive-based compensation accruals and certain allocated liabilities; and
- Other matters that affect the reported amounts and disclosure of contingencies.

A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

Fair Value Measurement
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including ASC 320, *Investments – Debt and Equity Securities,* ("Investment Accounting"), ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide") and ASC 946, *Financial Services – Investment Companies* ("Investment Company Guide").

(dollars in millions, except share and per share amounts)

ASC 820, Fair Value Measurements and Disclosures, ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument. For instance, on long-dated and illiquid contracts extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to consistently mark to fair value all positions when only a subset of prices is directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions valued at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in Fair Value Accounting. The significant adjustments include liquidity and counterparty credit risk.

Liquidity
The Company makes adjustments to bring certain positions from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk
In determining fair value, the Company considers the credit risk of its counterparties, including affiliates as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Company generally calculates the credit risk adjustment for derivatives based on observable market credit spreads.

Fair Value Accounting also requires that the Parent consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments. The approach to measuring the impact of the Parent's credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Parent's credit risk is incorporated into the fair value, even when credit risk is not readily observable, of instruments such as OTC derivatives contracts. OTC derivative liabilities are valued based on the net counterparty exposure as described above.

(dollars in millions, except share and per share amounts)

Legal Reserves

The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 13 for further information.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, the Parent and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company, the Parent and Bank of America, which is relevant due to the intercompany tax-allocation policy.

The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on its technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's balance sheet. However, upon resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's balance sheet.

The results of operations of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Bank of America. In addition, the Company files tax returns in certain states on a stand-alone basis. The method of allocating income tax expense is determined under the intercompany tax allocation policy of Bank of America. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in the Parent's pro forma return, the filing of Bank of America's returns or the Company's pro forma returns. See Note 15 to the Consolidated Balance Sheet for further discussion of income taxes.

(dollars in millions, except share and per share amounts)

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes. The amounts recognized for *Cash and cash equivalents* in the Consolidated Balance Sheet approximate fair value due to their short-term nature.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients trading commodity futures contracts and therefore it is obligated by rules mandated by one of its primary regulators the Commodities Futures Trading Commission ("CFTC"), to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. As of December 31, 2010 the Company maintained $1,767 in cash and securities on deposit at banks, brokers or clearing organizations to satisfy customer obligations.

The Company may also use qualifying securities received as collateral under resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2010, such securities received under resale agreements and posted to accounts for the exclusive benefit of customers was $10,837 and for proprietary accounts of introducing brokers was $580.

In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. As of December 31, 2010 the Company maintained $2,270 in cash and securities on deposit with various clearing organizations to conduct day-to-day clearance activities. The amounts recognized for *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* in the Consolidated Balance Sheet either is at or approximates fair value amounts.

Securities Financing Transactions
The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions. Resale and repurchase agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election. In resale and repurchase agreements, typically the termination date of the agreements is before the maturity date of the underlying security. However, in certain situations, the Company may enter into agreements where the termination date of the transaction is the same as the maturity date of the underlying security. These transactions are referred to as "repo-to-maturity" transactions. The Company enters into repo-to-maturity sales only for high quality, very liquid securities such as U.S. Treasury securities or securities issued by government-sponsored enterprises ("GSE"). The Company accounts for repo-to-maturity transactions as sales and purchases in accordance with applicable accounting guidance, and accordingly, removes the securities from the Consolidated Balance Sheet. Repo-to-maturity transactions were not material for the year ended December 31, 2010.

Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. For further information refer to Note 6.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because

(dollars in millions, except share and per share amounts)

of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary. Since these instruments are in general significantly collateralized by high credit quality and liquid securities, credit risk is considered negligible, and therefore the instruments are managed based on market risk rather than credit risk.

Substantially all securities financing activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a master agreement and the transactions have the same maturity date.

All Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet carried at fair value, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions.

Trading Assets and Liabilities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; commodities trading and futures brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives

(dollars in millions, except share and per share amounts)

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Derivative activity is subject to the Bank of America's overall risk management policies and procedures. Refer to Note 5 for further information.

Receivables and Payables from/to Affiliates

The Company enters into securities financing repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement and engages in trading activities with other companies affiliated by common ownership. Such trading activities include providing securities brokerage, dealing, financing and underwriting services to affiliated companies. The Company also clears certain derivative transactions and provides loan syndication, loan trading and investment advisory services to Bank of America and affiliate companies. See Note 3 to the Consolidated Balance Sheet for further information.

Other Receivables and Payables

Customers

Customer transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables and broker dealer receivables include margin loan transactions where the Company will typically make a loan to a customer in order to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Brokers and Dealers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers and clearing organizations and as well as net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Interest and Other

Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions. Also included are receivables from income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables includes interest payable for stock-loaned transactions. Also included are amounts payable for income taxes, dividends, other reserves, and other payables.

(dollars in millions, except share and per share amounts)

Other Investments
The Company's other investments include private equity investments accounted for at fair value or under the equity method of accounting.

Private equity investments that are held for capital appreciation and/or current income are accounted for under the Investment Company Guide and carried at fair value. The fair value of private equity investments reflects expected exit values based upon market prices or other valuation methodologies including expected cash flows and market comparables of similar companies.

For investments accounted for using the equity method of accounting, the investment balance is updated based on the Company's share of the earnings or losses of the investee. Dividend distributions are generally recorded as reductions in the investment balance. Impairment testing is based on the guidance provided in Equity Method Accounting and the investment is reduced when an impairment is determined to be other-than-temporary.

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

The company computes depreciation using the straight-line method over the estimated useful life of an asset, which is 2 to 40 years. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Goodwill and Intangible Assets
Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with ASC 350, *Intangibles - Goodwill and Other* ("Goodwill and Intangible Assets Accounting").

Intangible assets with definite lives consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment in accordance with ASC 360, *Property, Plant and Equipment*, whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives.

Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

Other Assets
Other assets consist primarily of deferred tax assets, prepaid pension expense, which is allocated to the Company by the Parent related to the excess of the fair value of pension assets over the related pension obligation, other prepaid expenses, deferred deal related expenses and other deferred charges.

(dollars in millions, except share and per share amounts)

Compensation and Benefits
Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Subordinated Borrowings
The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent and repurchase agreements. Refer to Note 11 for further information.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

New Accounting Pronouncements
In July 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that requires additional disclosures about a company's allowance for credit losses and the credit quality of the loan portfolio. The additional disclosures include a roll-forward of the allowance for credit losses on a disaggregated basis and more information, by type of receivable, on credit quality indicators, including aging and significant purchases and sales. These new disclosures are effective for the year ending December 31, 2010, although the disclosures of reporting period activity will first be effective for the first quarter of 2011. This new accounting guidance does not change the accounting model for a loan portfolio or the allowance for credit losses; accordingly, it will have no impact on the Consolidated Balance Sheet.

In March 2010, the FASB issued new accounting guidance on embedded credit derivatives. This new guidance clarifies the scope exception for embedded credit derivatives and defines which embedded credit derivatives are required to be evaluated for bifurcation and separate accounting, and applies to those instruments not accounted for as trading securities. In addition, the guidance effectively extends the Derivative Accounting disclosure requirement for credit derivatives to all securities with potential embedded derivative features regardless of the accounting treatment. This new accounting guidance was effective on July 1, 2010. The adoption of this new guidance did not have a material impact on the Consolidated Balance Sheet.

On January 1, 2010, the Company adopted new accounting guidance on transfers of financial assets and consolidation of VIEs. This new accounting guidance revises sale accounting criteria for transfers of financial assets, including elimination of the concept of and accounting for QSPEs, and significantly changes the criteria by which an enterprise determines whether it must consolidate a VIE. The adoption of this new accounting guidance resulted in the consolidation of certain VIEs that previously were QSPEs and VIEs that were not recorded on the Company's Consolidated Balance Sheet prior to January 1, 2010. See Note 8 for the initial impact of the new Consolidation Accounting guidance on the Company's Consolidated Balance Sheet.

3. Related Party Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also provides securities brokerage, dealing, financing and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliates including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The Company clears certain securities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis.

(dollars in millions, except share and per share amounts)

Newly hired financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 31, 2010, the Company had loans outstanding from financial advisors of $1,039 which are included in *Interest and other receivables* on the Consolidated Balance Sheet.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$	53,042
Cash and securities segregated for regulatory purposes		5,506
Brokers and dealers		800
Cash and cash equivalents		726
Trading assets		498
Loans		397
Receivables under securities borrowed transactions		391
Customers		118
Other		622
	$	62,100

Payables to affiliated companies are comprised of:

Payables under repurchase agreements	$	13,215
Payables under securities loaned transactions		8,294
Due to Parent, net		5,754
Customers		4,050
Brokers and dealers		3,962
Short term borrowings with Bank of America		1,890
Loans		209
Other		715
	$	38,089

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include $5,379 of uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate.

The Company enters into unsecured borrowings with Bank of America in the normal course of business. The Company has a $4,000 one-year revolving unsecured line of credit with Bank of America and the interest on this line of credit is based on prevailing short-term market rates. The credit line will automatically be extended by one year unless Bank of America provides written notice not to extend at least 45 days prior to the maturity date. At December 31, 2010, the Company had $1,890 in unsecured borrowings under these lines of credit.

4. Trading Activities

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated companies and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective principal positions based on expectations of future

(dollars in millions, except share and per share amounts)

market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and principal positions, along with the related hedging and financing.

Trading Risk Management
Trading activities subject the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. Bank of America's risk management structure is described below.

Bank of America's Global Markets Risk Committee ("GRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by its Asset Liability Market Risk Committee ("ALMRC") as the primary governance authority for its Global Markets Risk Management, including trading risk management. The GRC's focus is to take a forward-looking view of the primary credit and market risks impacting Bank of America's Global Banking and Markets business (which includes the Company's sales and trading business) and prioritize those that need a proactive risk mitigation strategy. Market risks that impact lines of business outside of the Global Banking and Market business are monitored and governed by their respective governance authorities

The GRC monitors significant daily revenues and losses by business and primary drivers of the revenues or losses. Thresholds are in place for each business in order to determine if the revenue or loss is considered to be significant for that business. If any of the thresholds are exceeded, an explanation of the variance is made to the GRC. The thresholds are developed in coordination with the respective risk managers to highlight those revenues or losses which exceed what is considered to be normal daily income statement volatility.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such to ensure a consistent application of minimum levels of controls and processes across its subsidiaries in order to balance business results with risk profiles for each of its significant subsidiaries Bank of America established the Subsidiary Governance Policy in 2010. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and, for subsidiaries in Tiers 1 and 2, risk management practices for Bank of America's subsidiaries.

Market Risk
Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk
Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

(dollars in millions, except share and per share amounts)

Currency Risk
Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the client needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities.

Credit Spread Risk
Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Commodity Price Risk
The Company enters into exchange-traded futures contracts and financially settled OTC derivatives. Commodity contracts expose the Company to the risk that the price of the underlying commodity may rise or fall.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed in the Market Risk section.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. Additional information about these obligations is provided in Note 13. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities

(dollars in millions, except share and per share amounts)

from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2010, the Company had exposures to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposure. Direct and indirect exposure, which primarily results from trading asset positions in instruments issued or guaranteed by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $42,345 at December 31, 2010. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral for resale agreements at December 31, 2010 totaled $141,784, of which $39,704 was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

5. Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts, and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies).

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right of setoff exists under an enforceable netting agreement. All derivatives are reported on the Consolidated Balance Sheet as *Trading assets* and *Trading liabilities*. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

(dollars in millions, except share and per share amounts)

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk that is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative business will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2010. The primary risk is provided on a gross basis, prior to the application of the impact of counterparty netting.

	Contract/ Notional(1)	Derivative Assets Total(2)	Contract/ Notional(1)	Derivative Liabilities Total(2)
Interest rate contracts	$ 314,072	$ 2,430	$ 326,743	$ 2,231
Equity contracts	103,516	6,977	109,301	6,742
Credit derivatives				
Purchased protection	4,128	849	2,974	265
Written protection	455	4	1,707	638
Gross derivative asset/liabilities	$ 422,171	$ 10,260	$ 440,725	$ 9,876
Less: Legally enforceable master netting	-	(9,139)	-	(9,139)
Less: Cash collateral applied	-	(652)	-	-
Total derivative assets	$ 422,171	$ 469	$ 440,725	$ 737

(1) Represents the total contract/notional amount of the derivatives outstanding.

(2) The amounts in the table above comprise third party and affiliate trading derivatives only. Derivative contracts with affiliate entities are recorded in Receivables from Affiliates and Payables to Affiliates on the Consolidated Balance Sheet. At December 31, 2010 the Company had derivative assets with affiliates of $58 (notional of $63,315) and derivative liabilities with affiliates of $234 (notional of $66,105) were primarily related to interest rate, equity and credit risk.

Derivatives as Guarantees

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*, (*"Guarantees Accounting"*). Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the accounting definition of a guarantee include certain written equity options. The Company does not track, for accounting purposes, whether its clients enter into these derivative contracts for speculative or hedging purposes. Accordingly, the Company has disclosed information about certain types of written options that can potentially be used by clients to protect against changes in an underlying, regardless of how the contracts are actually used by the client.

The Company's derivatives that act as guarantees at December 31, 2010 are summarized below:

(dollars in millions, except share and per share amounts)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value(1)
Derivative Contracts:						
Credit derivatives:						
Investment grade(2)	$ 1,214	$ 27	$ -	$ 385	$ 802	$ 40
Non-investment grade(2)	948	-	-	-	948	598
Total credit derivatives	$ 2,162	$ 27	$ -	$ 385	$ 1,750	$ 638
Credit related notes:						
Investment grade(2)	$ 79	$ -	$ -	$ -	$ 79	$ 79
Non-investment grade(2)	318	-	1	16	301	318
Total credit related notes	$ 397	$ -	$ 1	$ 16	$ 380	$ 397
Other derivative contracts	325	240	79	5	-	52
Total derivative contracts	$ 2,884	$ 267	$ 80	$ 406	$ 2,130	$ 1,087

(1) Derivative contracts are shown on a gross basis prior to counter party netting.

(2) Refers to the creditworthiness of the underlying reference obligations.

Credit Derivatives

Credit derivatives derive value based on an underlying third party referenced obligation or a portfolio of referenced obligations. The Company is both a seller and a buyer of credit protection. A seller of credit protection is required to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under their credit obligations, as well as acceleration of indebtedness and payment repudiation or moratorium. The Company considers credit derivatives to be guarantees where it is the seller of credit protection. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company as a seller of credit protection may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivative instruments in which the Company is the seller of credit protection are comprised of credit default swaps. All of these instruments were executed with an affiliated company. For most credit derivatives, the notional value represents the maximum amount payable by the Company as a seller of credit protection. However, the Company does not exclusively monitor its exposure to credit derivatives based on notional value. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits. The Company discloses internal categorizations (i.e., investment grade, non-investment grade) consistent with how risk is managed to evaluate the payment status of its freestanding credit derivative instruments.

The Company may economically hedge its exposure to credit derivatives by entering into a variety of offsetting derivative contracts and security positions. For example, in certain instances, the Company may purchase credit protection with identical underlying referenced names to offset its exposure. At December 31, 2010, the notional value and carrying value of credit protection purchased and credit protection sold by the Company with identical underlying referenced names was:

(dollars in millions, except share and per share amounts)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value (1)
Credit protection sold	2,143	27	-	385	1,731	626
Credit protection purchased	2,660	125	-	460	2,075	703

(1) Derivative contracts are shown on a gross basis prior to cash collateral or counterparty netting.

Credit Related Notes

Credit related notes include investments in securities issued by Collateralized Debt Obligation ("CDO") and Collateralized Loan Obligation ("CLO"). These instruments are classified as trading securities. Most of the entities that issue these instruments have either the ability to enter into credit derivatives or have entered into credit derivatives that meet the definition of a guarantee (in this case, the sale of credit protection). Since most of these securities could potentially have embedded credit derivatives that would meet the definition of a guarantee, the Company includes all of its investments in these securities in the table above.

The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.
The Company discloses internal categorizations (i.e., investment grade, non-investment grade) consistent with how risk is managed for these instruments.

Other Derivative Contracts

Other derivative contracts primarily represent written equity options. The Company does not monitor its exposure to derivatives based on the theoretical maximum payout because that measure does not take into consideration the probability of the occurrence. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, as previously noted, a risk framework is used to define risk tolerances and establish limits to help ensure that certain risk-related losses occur within acceptable, predefined limits.

As the fair value and risk of payment under these derivative contracts are based upon market factors, the carrying value in the table above reflects the best estimate of the Company's performance risk under these transactions at December 31, 2010. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Credit Risk Management of Derivatives

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master agreements or their equivalent ("master netting agreements") with almost all derivative counterparties. Master netting

(dollars in millions, except share and per share amounts)

agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

Where the Company has entered into legally enforceable netting agreements with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Balance Sheets in accordance with ASC 210-20, *Balance Sheet–Offsetting* ("Balance Sheet – Offsetting Accounting"). At December 31, 2010, the Company did not receive or pledge cash collateral to third party counterparties. At December 31, 2010, the Company received cash collateral of $652 from affiliates.

6. Fair Value of Financial Instruments

Fair Value Hierarchy

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, U.S. Government securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (examples include restricted stock and U.S. agency securities);

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which can trade infrequently);

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including securities and derivatives).

(dollars in millions, except share and per share amounts)

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage related assets, and long-dated equity derivatives).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for such assets and liabilities categorized within the Level 3 reconciliation below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, the following reconciliation does not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Level 3 gains and losses represent amounts incurred during the period in which the instrument was classified as Level 3. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in or transfers out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur. Refer to the recurring and non-recurring sections within this Note for further information on transfers in and out of Level 3.

Transfers between Level 1 and Level 2 assets and liabilities were not significant for the year ended December 31, 2010.

Valuation Techniques
The following outlines the valuation methodologies for the most significant assets and liabilities measured at fair value:

U.S. Government and agencies
U.S. treasury securities: U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities: U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Mortgage pass-throughs include To-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices. The fair value of mortgage pass-through certificates are model driven based on the comparable TBA security. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

Non-U.S. Governments and agencies
Sovereign government obligations: Sovereign government obligations are valued using quoted prices in active markets when available. To the extent quoted prices are not available, fair value is determined based on reference to recent trading activity and quoted prices of similar securities. These securities are generally classified in Level 1 or Level 2 in the fair value hierarchy, primarily based on the issuing country.

(dollars in millions, except share and per share amounts)

Municipals and money markets
Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in certain ARS, including student loan and Municipal ARS. Student Loan ARS are comprised of various pools of student loans. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the Student Loan ARS is calculated using a pricing model that relies upon a number of assumptions including weighted average life, coupon, discount margin and liquidity discounts. The fair value of the Municipal ARS is calculated based upon projected refinancing and spread assumptions. In both cases, recent trades and issuer tenders are considered in the valuations. Student Loan ARS and Municipal ARS are classified as Level 3 in the fair value hierarchy.

Corporate debt and other debt
Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

Mortgages, mortgage-backed and asset-backed
Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

RMBS, CMBS and other ABS are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are classified as Level 2 in the fair value hierarchy.

(dollars in millions, except share and per share amounts)

Equities
Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy, otherwise they are classified as Level 2.

Derivative contracts
Listed Derivative Contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 of the fair value hierarchy.

OTC Derivative Contracts: OTC derivatives include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair value of OTC derivatives are derived using market prices and other market based pricing parameters such as basis differentials, interest rates, currency rates and volatilities that are observed directly in the market or gathered from independent sources such as dealer consensus pricing services or brokers. Where models are used, they are used consistently and reflect the contractual terms of and specific risks inherent in the contracts. Generally, the models do not contain a high level of subjectivity since the valuation techniques used in the models do not require significant judgment and inputs to the models are readily observable in active markets. When appropriate, valuations are adjusted for various factors such as liquidity, bid-offer spreads and credit considerations based on available market evidence. In addition, for most collateralized rates and currency derivatives the requirement to pay interest on the collateral may be considered in the valuation. The majority of derivative contracts are classified as Level 2 in the fair value hierarchy.

Other Investments
Private Equity Investments: The Company holds direct private equity investments. Valuing unlisted investments requires significant management judgment due to the nature of these assets and the lack of quoted market prices and liquidity. Initially, the transaction price of the investment is generally considered to be the best indicator of fair value. Thereafter, valuation is based on an assessment of each individual investment using various methodologies, which include publicly traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, entry level multiples, and discounted cash flows. These valuations are subject to appropriate discounts for lack of liquidity or marketability. Certain factors which may influence changes to the fair value include, but are not limited to, recapitalizations, subsequent rounds of financing, and offerings in the equity or debt capital markets.

Publicly traded private equity investments are classified as either Level 1 or Level 2 of the fair value hierarchy. Level 2 classifications generally include those publicly traded equity investments that have a legal or contractual transfer restriction. All other investments are classified as Level 3 in the fair value hierarchy due to infrequent trading and/or unobservable market prices.

Resale and repurchase agreements
The Company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model which incorporates observable inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are generally classified as Level 2 in the fair value hierarchy.

(dollars in millions, except share and per share amounts)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements on a Recurring Basis As of December 31, 2010				
	Level 1	Level 2	Level 3	Netting Adj.(1)	Total
Assets					
Securities segregated for regulatory purposes or deposited with clearing organizations					
U.S. government and agencies	$ 1,141	$ 1,413	$ -	$ -	$ 2,554
Corporate debt	-	306	-	-	306
Total securities segregated for regulatory purposes or deposited with clearing organizations	1,141	1,719	-	-	2,860
Receivables under resale agreements	-	491	-	-	491
Trading assets, excluding derivative contracts					
U.S. government and agencies	6,182	34,169	-	-	40,351
Corporate debt and preferred stock	-	12,831	1,436	-	14,267
Municipals and money markets	-	9,350	2,320	-	11,670
Equities and convertible debentures	6,424	2,797	6	-	9,227
Mortgages, mortgage-backed, and asset-backed	-	3,311	699	-	4,010
Non-U.S. governments and agencies	-	63	-	-	63
Total trading assets, excluding derivative contracts	$ 12,606	$ 62,521	$ 4,461	$ -	$ 79,588
Derivative contracts	$ 17	$ 2,396	$ -	$ (2,002)	$ 411
Securities received as collateral	9,168	-	-	-	9,168
Other investments	252	2	282	-	536
Receivables from affiliated companies(2)	-	9,479	118	(7,789)	1,808
Liabilities					
Payables under Repurchase Agreements	$ -	$ 13	$ -	$ -	$ 13
Trading liabilities, excluding derivative contracts					
U.S. government and agencies	17,302	4,788	-	-	22,090
Equities and convertible debentures	6,585	1,361	-	-	7,946
Corporate debt and preferred stock	-	5,971	20	-	5,991
Other	-	96	15	-	111
Total trading liabilities, excluding derivatives contracts	$ 23,887	$ 12,216	$ 35	$ -	$ 36,138
Derivative contracts	$ 2	$ 2,503	$ -	$ (2,002)	$ 503
Obligation to return securities received as collateral	9,168	-	-	-	9,168
Payables to affiliated companies(2)	41	7,511	-	(7,137)	415

(1) Represents counterparty and cash collateral netting.

(2) Receivables from affiliated companies and Payables to affiliated companies consist of trading assets, trading liabilities, receivables under resale agreements, payables under repurchase agreements and derivative contracts.

(dollars in millions, except share and per share amounts)

Level 3 Assets and Liabilities

- Corporate debt and preferred stock assets primarily relate to $844 of ARS, $238 of Trust Preferred Securities Collateralized Loan Obligation ("CLO") and $237 of Distressed Corporate Bonds.
- Municipals and money markets assets relate to $1,903 of student loan ARS and $417 of municipal bond securities.
- Mortgages, mortgage-backed, and asset-backed relate to $699 of Collateralized Debt Obligation ("CDO").
- Other investments of $282 relate to private equity investments.
- Receivables from affiliated companies primarily relates to $118 of Auction Rate Market Preferred Stocks ("AMPS").

Fair Value Option Election

The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Investment Accounting and Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option on a prospective basis for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Securities purchased under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

For the year ended December 31, 2010, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements (with third party and affiliates) and payables under repurchase agreements (with third party and affiliates) for which the fair value option has been elected, was not material to the Consolidated Balance Sheet.

7. Securities Financing Transactions

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn interest rate spreads.

Under these transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed securities, corporate debt, equity, and non-U.S. Governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge

(dollars in millions, except share and per share amounts)

the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2010, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $315,486, of which $82,571 was received from affiliated companies. Included in the securities received from affiliated companies, $11,417 is segregated in a special reserve account as required by Rule 15c3-3 under the Securities Exchange Act of 1934. The fair value of securities received as collateral that had been sold or repledged was $262,396, of which $72,927 have been sold or repledged to affiliated companies.

The Company also receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the related *Obligation to return securities received as collateral* in the Consolidated Balance Sheet.

The Company pledges certain Company-owned assets which are included in Trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2010 are as follows:

U.S. Government and agencies	$ 24,574
Corporate debt and preferred stock	7,192
Equities and convertible debentures	3,330
Mortgages, mortgage-backed and asset-backed	3,001
Municipals and money markets	1,980
Non-U.S. government and agencies	35
	$ 40,112

At December 31, 2010, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $6,336. Securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $2,046.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e. secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in long or short term borrowings. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e. recourse beyond the assets pledged).

8. Securitization Transactions and Transactions with Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers structures or invests in VIEs including municipal bond trusts, repackaging vehicles, resecuritization vehicles, and CDOs as described in more detail below.

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. In accordance with new consolidation guidance effective January 1, 2010, the

(dollars in millions, except share and per share amounts)

Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result of this change in accounting, the Company consolidated certain VIEs and former QSPEs on January 1, 2010 that were previously unconsolidated. The net incremental impact of this accounting change on the Company's Consolidated Balance Sheet is set forth in the table below.

	Ending Balance Sheet December 31, 2009	Net Increase / (Decrease)	Opening Balance Sheet January 1, 2010
Assets			
Trading assets, at fair value	$ 76,130	$ 4,743	$ 80,873
Derivative assets	960	-	960
All other assets	234,357	-	234,357
Total Assets	$ 311,447	$ 4,743	$ 316,190
Liabilities			
Short-term borrowings	$ 14,005	$ 5,010	$ 19,015
Trading liabilities, at fair value	27,977	-	27,977
Derivative liabilities	1,039	(288)	751
Other liabilities	256,402	21	256,423
Total Liabilities	$ 299,423	$ 4,743	$ 304,166
Retained earnings	$ 2,350	$ -	$ 2,350
All other stockholders' equity	9,674	-	$ 9,674
Total Stockholders' Equity	$ 12,024	$ -	$ 12,024
Total Liabilities and Stockholders' Equity	**$ 311,447**	**$ 4,743**	**$ 316,190**

The tables below present the assets and liabilities of consolidated and unconsolidated VIEs if the Company has continuing involvement with transferred assets or it otherwise has a variable interest in the VIE. For consolidated VIEs, these amounts are net of intercompany balances. The tables also present the Company's maximum exposure to loss resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2010. The company's maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements. The Company's maximum exposure to loss does not include losses previously recognized.

Except as described below, the Company has not provided financial support to consolidated or unconsolidated VIEs that it was not contractually required to provide, nor does it intend to do so.

<u>Municipal Bond Securitizations</u>

The Company sponsors municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds, some of which are callable prior to maturity. The vast majority of the bonds are rated AAA or AA and some of the bonds benefit from insurance provided by monoline financial guarantors. The trusts obtain financing

(dollars in millions, except share and per share amounts)

by issuing floating-rate trust certificates that reprice on a frequent basis to third party investors. The Company may serve as remarketing agent and/or liquidity provider for the trusts. The floating-rate investors have the right to tender the certificates at specified dates, often with as little as seven days' notice. Should the Company be unable to remarket the tendered certificates, it is generally obligated to purchase them at par under standby liquidity facilities unless the bond's credit rating has declined below investment grade or there has been an event of default or bankruptcy of the issuer and insurer.

The Company also provides default protection or credit enhancement to investors in certain municipal bond trusts whereby the company guarantees the payment of interest and principal on floating-rate certificates issued by these trusts. If an investor holds the residual interest in a trust, that investor typically has the unilateral ability to liquidate the trust at any time, while the Company typically has the ability to trigger the liquidation of that trust only if the market value of the bonds held in the trust declines below a specified threshold. This arrangement is designed to limit market losses to an amount that is less than the customer's residual interest, effectively preventing the Company from absorbing losses incurred on assets held within the trust when a customer holds the residual interest. The weighted average remaining life of bonds held at December 31, 2010 was 10.13 years.

The following table summarizes certain information related to municipal bond trusts in which the Company holds a variable interest as of December 31, 2010.

	December 31, 2010		
	Consolidated	**Unconsolidated**	**Total**
Maximum Loss Exposure	$ 3,057	$ 1,489	$ 4,546
Trading assets	3,057	200	3,257
Short-term borrowings	3,206	-	3,206
Total asset of VIEs	$ 3,057	$ 1,706	$ 4,763

The Company consolidates municipal bond trusts when it has a controlling financial interest. As transferor of assets into a trust, the Company has the power to determine which assets would be held in the trust and to structure the liquidity facilities, default protection and credit enhancement, if applicable. In some instances, the Company retained a residual interest in such trusts and has loss exposure that could potentially be significant to the trust through the residual interest, liquidity facilities and other arrangements. The Company was also the remarketing agent, through which it has the power to direct the activities that most significantly impact economic performance. Accordingly, the Company is the primary beneficiary of and consolidates these trusts. In other instances, one or more third party investor(s) hold(s) the residual interest and, through that interest, has the unilateral right to liquidate the trust. The Company does not consolidate these trusts.

Prior to 2010, most of the municipal bond trusts were QSPEs and, as such, were not subject to consolidation by the Company. The Company consolidated those trusts that were not QSPEs if it held the residual interests or otherwise expected to absorb a majority of the variability created by changes in fair value of assets in the trusts. The Company did not consolidate a trust if third party investors held the residual interest and the Company was protected from loss in connection with its liquidity obligations.

In the period ended December 31, 2010, the Company was the transferor of assets into unconsolidated municipal bond trusts and received cash proceeds from new securitizations of $1,157.

The Company's liquidity commitments to unconsolidated municipal bond trusts totaled $1,275 at December 31, 2010.

Other VIEs

(dollars in millions, except share and per share amounts)

Other VIEs include resecuritization vehicles, repackaging vehicles and CDO vehicles.

The following table summarizes certain information related to resecuritization vehicles, repackaging vehicles and CDO vehicles in which the Company holds a variable interest as of December 31, 2010.

	December 31, 2010						
	Consolidated			Unconsolidated			
	Resecuritization	Repackaging	Total	Resecuritization	Repackaging	CDO's	Total
Maximum Loss Exposure	$ 51	$ 31	$ 82	$ 86	$ 19	$ 1	$ 106
Trading assets	119	36	155	86	19	1	106
Other Liabilities	68	5	73	-	-	-	-
Total asset of VIEs	$ 119	$ 36	$ 155	$ 465	$ 345	$ 697	$ 1,507

Repackaging vehicles issue notes that are designed to incorporate risk characteristics desired by customers of the Company. The vehicles hold debt instruments such as corporate bonds, convertible bonds or asset backed securities with the desired credit risk profile. The Company enters into derivatives with the vehicles to change the interest rate or foreign currency profile of the debt instruments. If a vehicle holds convertible bonds and the Company retains the conversion option, the Company is deemed to have controlling financial interest and consolidates the vehicle.

The Company consolidates repackaging vehicles in which it has a controlling financial interest. The Company typically has control over the initial design of the vehicle and may have the ability to replace the collateral assets. The Company consolidates these vehicles when it has control over the vehicle from holding a significant portion of the securities issued by the vehicle. The Company does not consolidate a vehicle if the Company does not have a variable interest that could potentially be significant to the vehicle.

The Company transfers existing securities into resecuritization vehicles. Generally there are no significant ongoing activities performed and no single investor has the unilateral ability to liquidate the vehicle. The Company consolidates a resecuritization vehicle if it has sole discretion over the design of the vehicle, including the identification of securities to be transferred in and the structure of the securities to be issued, and also retains a variable interest that could potentially be significant to the vehicle. If one or a limited number of third party investors share responsibility for the design of the vehicle, and purchase a significant portion of subordinate securities, the Company does not consolidate the vehicle.

CDO vehicles hold diversified pools of fixed income securities, typically corporate debt or asset-backed securities, which they fund by issuing multiple tranches of debt and equity securities. Synthetic CDOs enter into a portfolio of credit default swaps to synthetically create exposure to fixed income securities. CDOs are typically managed by third party portfolio managers. The Company transfers assets to these CDOs, holds securities issued by the CDOs, and may be a derivative counterparty to the CDOs, including credit default swap counterparty for synthetic CDOs. The Company has also entered into total return swaps with certain CDOs whereby the Company will absorb the economic returns generated by specified assets held by the CDO. The Company receives fees for structuring CDOs and providing liquidity support for super senior tranches of securities issued by certain CDOs.

The Company's maximum exposure to loss is significantly less than the total assets of the resecuritization vehicles, repackaging vehicles, and CDO vehicles in the table on the previous page because the Company typically has exposure to only a portion of the total assets.

(dollars in millions, except share and per share amounts)

9. Goodwill and Intangible Assets

Goodwill

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with Goodwill and Intangibles Assets Accounting. If the fair value of the reporting unit exceeds the carrying value, goodwill is not deemed to be impaired. If the fair value is less than the carrying value, a further analysis is required to determine the amount of impairment, if any. Based on an annual impairment analysis completed as of December 31, 2010, goodwill was not deemed impaired.

As a result of the merger with BAS, the Company acquired additional goodwill in the amount of $985. The carrying amount of Goodwill as of December 31, 2010 was $3,307.

Intangible Assets

Intangible assets with definite lives at December 31, 2010 consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives. The carrying amount of intangible assets with definite lives was $2,261 and the accumulated amortization related to these assets amounted to $452 as of December 31, 2010.

Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand. Intangible assets with indefinite lives are tested for impairment in accordance with Goodwill and Intangibles Assets Accounting and are not amortized. The carrying amount of intangible assets with indefinite lives was $935 as of December 31, 2010. Based on an impairment analysis conducted as of December 31, 2010, the Merrill Lynch brand is not impaired.

10. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2010, the Company had outstanding master notes of $8,785. The carrying value of these notes approximates fair value.

(dollars in millions, except share and per share amounts)

11. Subordinated Borrowings

At December 31, 2010, subordinated borrowings and credit committed under agreements with the Parent and Bank of America consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S with Parent			
Revolving Subordinated Loan	April 30, 2012	$ 7,600	$ 12,000
Cash Subordinated Loan	December 31, 2012	500	500
Cash Subordinated Loan	March 31, 2012	500	500
Cash Subordinated Loan	September 30, 2012	1,400	1,400
Cash Subordinated Loan	December 31, 2012	1,000	1,000
Cash Subordinated Loan	February 25, 2012	1,000	1,000
MLPCC with Parent			
Revolving Subordinated Loan	April 30, 2012	500	3,000
MLPF&S with Bank of America			
Cash Subordinated Loan	December 31, 2012	1,458	1,458
Revolving Subordinated Loan	October 1, 2012	1,120	7,000
Total Subordinated Liabilities		$ 15,078	$ 27,858

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month or three-month LIBOR plus a spread. The spread ranges from 49 basis points to 175 basis points. The carrying value of these borrowings approximates fair value. Each loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken prior to maturity date.

12. Stockholders' Equity

MLPF&S is authorized to issue 1,200 shares of $1.00 par value common stock. At December 31, 2010, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1.00 par value preferred stock. At December 31, 2010, there were no preferred shares issued.

MLPCC is authorized to issue 10,000 shares of $1.00 par value preferred stock, with a liquidation preference of $1,000 per share. At December 31, 2010, there were 2,095 cumulative preferred shares issued and outstanding.

(dollars in millions, except share and per share amounts)

13. Commitments, Contingencies and Guarantees

Litigation

The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and continue to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

In some of the matters described below, loss contingencies are not both probable and estimable in the view of management, and accordingly, an accrued liability has not been established for those matters. Information is provided below regarding the nature of these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending matters will have a material adverse effect on the Company's consolidated financial position or liquidity. However, in light of the inherent uncertainties involved in these matters, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's results of operations or cash flows for any particular reporting period.

Specific Litigation

Auction Rate Securities Litigation

Since October 2007, the Company, including BAS, has been named as defendants in a variety of lawsuits and other proceedings brought by customers and both individual and institutional investors regarding auction rate securities ("ARS"). These actions generally allege that the defendants (i) misled the plaintiffs into believing

(dollars in millions, except share and per share amounts)

that there was a deeply liquid market for ARS, and (ii) failed to adequately disclose their or their affiliates' practice of placing their own bids to support ARS auctions. Plaintiffs assert that ARS auctions started failing from August 2007 through February 2008 when the defendants and other broker-dealers stopped placing those "support bids." In addition to the matters described in more detail below, numerous arbitrations and individual lawsuits have been filed against the Company and certain affiliates by parties who purchased ARS and are seeking relief that includes compensatory and punitive damages totaling in excess of $1,800, as well as rescission, among other relief.

Securities Actions

The Parent and the Company face a number of civil actions relating to the sales of ARS and management of ARS auctions, including two putative class action lawsuits in which the plaintiffs seek to recover the alleged losses in market value of ARS securities purportedly caused by the defendants' actions. Plaintiffs also seek unspecified damages, including rescission, other compensatory and consequential damages, costs, fees and interest. The first action, *In Re Merrill Lynch Auction Rate Securities Litigation*, is the result of the consolidation of two separate class action suits in the U.S. District Court for the Southern District of New York. These suits were brought by two customers of the Company, on behalf of all persons who purchased ARS in auctions managed by the Company and other affiliates, against the Parent and the Company. On March 31, 2010, the U.S. District Court for the Southern District of New York granted defendants' motion to dismiss. On April 22, 2010, a lead plaintiff filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit, which is currently pending. The second action, *Bondar v. Bank of America Corporation*, was brought by a putative class of ARS purchasers against BAS and is currently pending in the U.S. District Court for the Northern District of California. BAS has filed a motion to dismiss the amended complaint, which remains pending.

Benistar Litigation

Gail A. Cahaly, et al. v. Benistar Property Exchange Trust Company, Inc, et al.: In a matter filed on August 1, 2001, in the Superior Court of the Commonwealth of Massachusetts, Suffolk County, plaintiffs allege that the Company aided and abetted a fraud and breach of fiduciary duty allegedly perpetrated by Benistar, a former client of the Company. In 2002, following a trial, a jury rendered a verdict requiring the Company to pay plaintiffs $9 in compensatory damages. After the court granted the Company's motion to vacate the verdict, the court granted plaintiffs' motion for a new trial. On June 25, 2009, the jury in the second trial found in favor of the plaintiffs on all counts. The damages phase of the trial will be scheduled by the court. The plaintiffs have filed discovery-related sanctions motions. The sanctions hearing and the damages phases of the trial concluded on July 9, 2010. On October 15, 2010, the plaintiffs filed a petition seeking attorneys' fees and costs in the approximate amount of $10, contending that fee shifting is appropriate on the consumer protection claims. On January 11, 2011, the court issued its rulings denying plaintiffs' request for sanctions and punitive damages but awarding consequential damages and attorneys' fees to plaintiff in an amount not material to the Company's results of operations.

Illinois Funeral Directors Association Matters

Commencing in 1979, the Illinois Funeral Directors Association ("IFDA"), an Illinois not-for-profit corporation that serves as a trade association representative for the Illinois funeral industry, began providing trust services to Illinois consumers for the deposit of payments for pre-paid funeral services. Illinois law regulates the sale of pre-paid funeral goods and services and requires that proceeds of those sales be held in trust. In 1986, the IFDA began offering a tax-advantaged pre-need trust administered by its subsidiary, IFDA Services, Inc. ("IFDA Services"). The tax-advantaged pre-need trust invested primarily in variable universal

(dollars in millions, except share and per share amounts)

life insurance ("VUL") policies written against the lives of "keymen" of IFDA, its members and its affiliates. In response to the stated investment objectives of IFDA's executive director and its board of directors, MLPF&S recommended the purchase of the VUL policies to IFDA for the tax-advantaged pre-need trust, and Merrill Lynch Life Agency, Inc. ("MLLA"), sold the pre-need trust approximately 270 VUL policies as investment vehicles.

During IFDA Services' operation of the pre-need trust, it credited IFDA members with earnings on deposits into the pre-need trust based on a rate of return set by IFDA Services, even though the crediting rate sometimes exceeded the actual earnings on the trust investments. As a result, a deficit developed between the amounts that the IFDA credited to IFDA members and the actual earnings of the trust. The Illinois Office of the Comptroller, the trust's regulator, removed IFDA Services as trustee of the trust in 2008, and asked Merrill Lynch Bank & Trust Company, FSB ("MLBTC"), to serve as successor trustee.

There currently are four court proceedings relating to the IFDA pre-need trust pending against the Parent and affiliated entities and their present and former employees:

On July 28, 2010, Charles G. Kurrus, III, P.C., a funeral director and owner of a funeral home, filed an action in the Circuit Court for the Twentieth Judicial Circuit, St. Clair County, Illinois, against the Company, MLLA and MLBTC, among others, including present and former Merrill Lynch employees. The complaint, entitled *Charles F. Kurrus, III, P.C. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., et al.*, asserts causes of action for breach of the Illinois Consumer Fraud and Deceptive Business Practices Act and civil conspiracy against all defendants; breach of fiduciary duty against the Company and MLBTC; and negligence and aiding and abetting breach of fiduciary duty against the Company. The complaint seeks declaratory relief; disgorgement of all commissions, fees and revenues received by the Company, MLLA and MLBTC; pre-judgment and post-judgment interest; an accounting; and attorneys' fees. The complaint seeks: disgorgement and remittance of all commissions, premiums, fees and compensation paid to the Company, MLLA, and MLBTC; an accounting; compensatory damages in an unliquidated amount; pre-judgment and post-judgment interest; reasonable attorneys' and experts' fees and costs. Defendants have filed motions to dismiss.

On June 16, 2009, a purported class action on behalf of a proposed class of pre-need contract holders, *David Tipsword as Trustee of Mildred E. Tipsword Trust, individually and on behalf of all others similarly situated v. I.F.D.A. Services Inc., et al.*, was filed in the U.S. District Court for the Southern District of Illinois against the Company, among other defendants. The complaint alleges that the Company breached purported fiduciary duties and committed negligence. The Company filed a motion to dismiss the complaint, with prejudice, however, the *Tipsword* complaint was subject to a court-imposed stay until October 4, 2010. On November 22, 2010, plaintiff filed an amended complaint substituting Claudia Burns for Mr. Tipsword as plaintiff in an amended complaint. The amended complaint seeks compensatory damages in an unliquidated amount, punitive damages, reasonable attorneys' fees, and costs. The Company has filed a motion to dismiss.

On June 30, 2009, a purported class action on behalf of a proposed class of funeral directors, *Clancy-Gernon Funeral Home, Inc., et al. v. MLPF&S, et al.*, was filed in the Circuit Court of Cook County, Illinois, alleging that the Company and MLLA, among other defendants, committed consumer fraud, civil conspiracy, unjust enrichment, and conversion. The Company and MLLA removed the complaint to the U.S. District Court for the Northern District of Illinois, and the case ultimately transferred to the U.S. District Court for the Southern District of Illinois and consolidated with the *Tipsword* action. Because of the consolidation with the *Tipsword* action, the *Clancy-Gernon* matter also was subject to the court-imposed stay until October 4, 2010. On November 9, 2010, plaintiff filed a third amended complaint, which added new parties, including MLBTC, and additional claims. In addition to the claims asserted in the original complaint, the complaint now asserts claims for fraud, breach of fiduciary duty, negligence and aiding and abetting fiduciary duty

(dollars in millions, except share and per share amounts)

against the Company and MLLA, and breach of fiduciary duty and negligence against MLBTC. The Company, MLLA and MLBTC have filed motions to dismiss. The third amended complaint seeks: disgorgement and remittance of all commissions, premiums, fees and compensation paid to the Company, MLLA, and MLBTC; an accounting; compensatory damages in an unliquidated amount; pre-judgment and post-judgment interest; reasonable attorneys' and experts' fees and costs.

On December 9, 2010, a purported class action on behalf of a proposed class of funeral directors, *Pettett Funeral Home, Ltd., et al. v. MLPF&S, et al.*, was filed in the U.S. District Court for the Southern District of Illinois, alleging that the Company, MLLA and MLBTC, among other defendants, committed consumer fraud, civil conspiracy, unjust enrichment, and breach of fiduciary duty. On January 7, 2010, plaintiff filed a second amended complaint, which added claims for fraud, negligence and aiding and abetting fiduciary duty against the Company, MLLA and MLBTC, and added an additional breach of fiduciary duty claim against MLBTC. The second amended complaint seeks: disgorgement and remittance of all commissions, premiums, fees and compensation paid to the Company, MLLA, and MLBTC; an accounting; compensatory damages in an unliquidated amount; punitive damages; restitution; pre-judgment and post-judgment interest; reasonable attorneys' and experts' fees and costs.

On January 19, 2011, defendants filed a motion to consolidate this matter with the *Tipsword* and *Clancy-Gernon* actions and to dismiss the second amended complaint with prejudice.

<u>In re Initial Public Offering Securities Litigation</u>

The Parent, the Company, including BAS, and another affiliate of the Parent, along with other underwriters, and various issuers and others, were named as defendants in a number of putative class action lawsuits that have been consolidated in the U.S. District Court for the Southern District of New York as *In re Initial Public Offering Securities Litigation.* Plaintiffs contend, among other things, that defendants failed to make certain required disclosures in the registration statements and prospectuses for applicable offerings regarding alleged agreements with institutional investors that tied allocations in certain offerings to the purchase orders by those investors in the aftermarket. Plaintiffs allege that such agreements allowed defendants to manipulate the price of the securities sold in these offerings in violation of Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and SEC rules promulgated thereunder. The parties agreed to settle the matter, for which the court granted final approval in an amount that was not material to the Company's results of operations. Some putative class members have filed an appeal, which remains pending, in the U.S. Court of Appeals for the Second Circuit seeking reversal of the final approval.

<u>Lehman Brothers Holdings, Inc. Litigation</u>

Beginning in September 2008, the Company, including BAS, and affiliated entities, along with other underwriters and individuals, were named as defendants in several putative class action lawsuits filed in federal and state courts. All of these cases have since been transferred or conditionally transferred to the U.S. District Court for the Southern District of New York under the caption *In re Lehman Brothers Securities and ERISA Litigation.* Plaintiffs allege that the underwriter defendants violated Section 11 of the Securities Act of 1933, as well as various state laws, by making false or misleading disclosures about the real estate-related investments and mortgage lending practices of Lehman Brothers Holdings, Inc. ("LBHI") in connection with various debt and convertible stock offerings of LBHI. Plaintiffs seek unspecified damages. On June 4, 2010, defendants filed a motion to dismiss the complaint, which remains pending.

<u>MBIA Insurance Corporation CDO Litigation</u>

(dollars in millions, except share and per share amounts)

On April 30, 2009, MBIA and LaCrosse Financial Products, LLC filed a complaint in New York State Supreme Court, New York County, against the Company and Merrill Lynch International ("MLI") under the caption *MBIA Insurance Corporation and LaCrosse Financial Products, LLC v. Merrill Lynch Pierce Fenner and Smith Inc., and Merrill Lynch International ("MLI").* The complaint relates to certain credit default swap and insurance agreements by which plaintiffs provided credit protection to the Company and MLI and other parties on CDO securities. Plaintiffs claim that the Company and MLI did not adequately disclose the credit quality and other risks of the CDO securities and underlying collateral. The complaint alleges claims for fraud, negligent misrepresentation, breach of the implied covenant of good faith and fair dealing and breach of contract and seeks rescission and unspecified compensatory and punitive damages, among other relief. On April 9, 2010, the court granted defendants' motion to dismiss as to the fraud, negligent misrepresentation, and breach of the implied covenant of good faith and fair dealing and rescission claims, as well as a portion of the breach of contract claim. Plaintiffs have appealed the dismissal of their claims and MLI has cross-appealed the denial of its motion to dismiss the breach of contract claim in its entirety. On February 1, 2011, the appellate court dismissed the case against MLI in its entirety. MBIA has filed a request to appeal the appellate court's decision to the New York State Court of Appeal and has requested permission from the trial court to file an amended complaint.

Mortgage-Backed Securities Litigation

The Parent, the Company, including BAS, and their affiliates have been named as defendants in several cases relating to their various roles as issuer, originator, seller, depositor, sponsor, underwriter and/or controlling entity in MBS offerings, pursuant to which the MBS investors were entitled to a portion of the cash flow from the underlying pools of mortgages. These cases generally include purported class action suits and actions by individual MBS purchasers. Although the allegations vary by lawsuit, these cases generally allege that the registration statements, prospectuses and prospectus supplements for securities issued by securitization trusts contained material misrepresentations and omissions, in violation of Sections 11 and 12 of the Securities Act of 1933 and/or state securities laws and other state statutory and common laws.

These cases generally involve allegations of false and misleading statements regarding (i) the process by which the properties that served as collateral for the mortgage loans underlying the MBS were appraised; (ii) the percentage of equity that mortgage borrowers had in their homes; (iii) the borrowers' ability to repay their mortgage loans; and (iv) the underwriting practices by which those mortgage loans were originated (collectively, the "MBS Claims"). In addition, several of the cases discussed below assert claims related to the ratings given to the different tranches of MBS by rating agencies. Plaintiffs in these cases generally seek unspecified compensatory damages, unspecified costs and legal fees and, in some instances, seek rescission.

IndyMac Litigation

In 2006 and 2007, the Company and other financial institutions participated as underwriters in MBS offerings in which IndyMac MBS, Inc. securitized residential mortgage loans originated or acquired by IndyMac Bank, F.S.B. ("IndyMac Bank") and created trusts that issued MBS. In 2009, Bank of America was named as an underwriter defendant, along with several other financial institutions, in its alleged capacity as "successor-in-interest" to the Company in a consolidated class action in the U.S. District Court for the Southern District of New York, entitled *In re IndyMac Mortgage-Backed Securities Litigation.* In their complaint, plaintiffs assert MBS Claims relating to 106 offerings of IndyMac-related MBS. On June 21, 2010, the court dismissed Bank of America from the action because the plaintiffs failed to plead sufficient facts to support their allegation that it is the "successor-in-interest" to the Company. On August 3, 2010, plaintiffs filed a motion to add the Company as a defendant, which the Company has opposed.

(dollars in millions, except share and per share amounts)

Merrill Lynch MBS Litigation

The Parent, the Company, Merrill Lynch Mortgage Investors, Inc. ("MLMI") and certain current and former directors of MLMI are named as defendants in a putative consolidated class action in the U.S. District Court in the Southern District of New York, entitled *Public Employees' Ret. System of Mississippi v. Merrill Lynch & Co. Inc.* In addition to MBS Claims, plaintiffs also allege that the offering documents for the MBS misrepresented or omitted material facts regarding the credit ratings assigned to the securities. In March 2010, the court dismissed claims related to 65 of 84 offerings with prejudice due to lack of standing as no named plaintiff purchased securities in those offerings. On November 8, 2010, the court dismissed claims related to 1 of 19 remaining offerings on separate grounds. The Company was the sole underwriter of these 18 offerings. On December 1, 2010, defendants filed an answer to the consolidated amended complaint.

Cambridge Place Investment Management Litigation

Cambridge Place Investment Management Inc. ("CPIM"), as the alleged exclusive assignee of certain entities that allegedly purchased MBS offered or sold by BAS and the Company brought an action against the Company, BAS and MLMI in Massachusetts Superior Court, Suffolk County, entitled *Cambridge Place Investment Management Inc. v. Morgan Stanley & Co., Inc., et al.* CPIM also brought claims against more than 50 other defendants in this action. In addition to MBS Claims, CPIM contends that BAS, the Company, and MLMI made false and misleading statements in violation of the Massachusetts Uniform Securities Act regarding (i) due diligence performed by the underwriters on the mortgage loans and the mortgage originators' underwriting practices; and (ii) the credit enhancements applicable to certain tranches of the MBS. On August 13, 2010, certain defendants removed the case to the U.S. District Court for the District of Massachusetts. On September 13, 2010, CPIM filed a motion to remand the case back to state court. On October 12, 2010, the court referred the motion to remand to a Magistrate Judge for consideration. On December 28, 2010, the Magistrate Judge issued a report and recommendation that the action be remanded to state court. On January 18, 2011, the defendants filed an objection to that recommendation, which CPIM opposed on February 1, 2011. The objection to the Magistrate Judge's recommendation remains pending.

On February 11, 2011, CPIM commenced a separate civil action in Massachusetts Superior Court, Suffolk County captioned *Cambridge Place Investment Management Inc. v. Morgan Stanley & Co., Inc., et al.*, in connection with the offering or sale of certain additional mortgage-backed securities by BAS, MLPF&S, Countrywide Securities Corporation ("CSC"), several of their affiliates, and more than 40 other defendants. CPIM alleges that it is the assignee of the claims of certain entities that allegedly purchased mortgage-backed securities issued or sold by BAS, MLPF&S, and CSC in various offerings. In addition to MBS Claims, CPIM contends that BAS, MLPF&S, CSC and their affiliates made false and misleading statements in violation of the Massachusetts Uniform Securities Act in connection with these offerings regarding: (i) due diligence performed by the underwriters on the mortgage loans and the mortgage originators' underwriting practices; (ii) the credit enhancements applicable to certain tranches of the MBS; and (iii) the validity of each issuing trust's title to the mortgage loans comprising the pool for that securitization.

Federal Home Loan Bank Litigation

The Federal Home Loan Bank of Chicago ("FHLB Chicago") filed a complaint against the Company and BAS in the Illinois Circuit Court, Cook County, entitled *Federal Home Loan Bank of Chicago v. Banc of America Funding Corp., et al* (the "Illinois Action"). FHLB Chicago also filed a complaint against BAS in the Superior Court of California, Los Angeles County, entitled *Federal Home Loan Bank of Chicago v. Banc of America Securities LLC, et al.* (the "California Action"). In addition to certain MBS Claims, FHLB Chicago contends that defendants made false and misleading statements regarding among other things, the

(dollars in millions, except share and per share amounts)

guidelines for extending mortgages to borrowers and the due diligence performed on repurchased and pooled loans. Both actions have been removed to federal court

The Federal Home Loan Bank of Seattle ("FHLB Seattle") filed two separate complaints, each against different defendants, including the Company, MLMI and Merrill Lynch Mortgage Capital, Inc. ("MLMC"), and BAS, as well as certain other defendants, in the Superior Court of Washington for King County concerning separate issuances, entitled *Federal Home Loan Bank of Seattle v. Banc of America Securities LLC, et al*, and *Federal Home Loan Bank of Seattle v. Merrill Lynch, Pierce, Fenner & Smith, Inc., et al.* In addition to certain MBS Claims, FHLB Seattle contends that defendants made false and misleading statements regarding the number of borrowers who actually lived in the houses that secured the mortgage loans, and the business practices of the lending institutions that made the mortgage loans. FHLB Seattle claims that the sales violated the Securities Act of Washington. On October 18, 2010, BAS and other defendants filed a consolidated motion to dismiss the first complaint, which is currently pending. On the same date, the Merrill Lynch entities named as defendants in the second case (the Company, MLMI, MLMC) filed a motion to dismiss the amended complaint, which is currently pending.

The Federal Home Loan Bank of San Francisco ("FHLB San Francisco") filed two actions against different defendants, including the Company and BAS, in the Superior Court of California, County of San Francisco, entitled (i) *Federal Home Loan Bank of San Francisco v. Credit Suisse Securities (USA) LLC, et al*, which asserts claims against the BAS and others; and (ii) *Federal Home Loan Bank of San Francisco v. Deutsche Bank Securities Inc., et al*, which asserts claims against the Company and others. In addition to certain MBS Claims, FHLB San Francisco contends that defendants made false and misleading statements regarding the original mortgage lenders' guidelines for extending the loans to borrowers. FHLB San Francisco also claims that defendants failed to disclose that third party rating services' credit ratings of the MBS did not take into account defendants' false and misleading statements about the mortgage loans underlying the MBS. On November 5, 2010, FHLB San Francisco sought permission from the court to amend its complaint in the first action to include the Corporation as a defendant and, among other things, to assert control person liability claims against the Corporation under state and federal securities laws and to assert that Bank of America succeeded to Countrywide Financial Corporation's ("CFC") interests. Defendants had removed the state court actions to federal court, but on December 20, 2010, the U.S. District Court, Northern District of California remanded the cases to state court and denied a motion to amend the complaint as moot when it granted remand. On November 5, 2010, FHLB San Francisco also filed a declaratory action in the Superior Court of California, County of San Francisco, entitled *Federal Home Loan Bank of San Francisco v. Bank of America Corporation and Does 1-10*, seeking a determination that Bank of America is a successor to the liabilities of CFC – including the liabilities at issue in the *Federal Home Loan Bank of San Francisco v. Credit Suisse Securities (USA) LLC.*

Charles Schwab Litigation

The Charles Schwab Corporation ("Schwab") has filed an individual action against BAS and others, in the Superior Court of California, County of San Francisco on July 15, 2010 entitled *The Charles Schwab Corp. v. BNP Paribas Securities Corp., et. al.* This action is in connection with the purchase by Schwab of approximately $166 of MBS which relates to claims with respect to BAS. In addition to MBS Claims, Schwab contends that BAS is liable for false and misleading statements regarding among other things, the business practices of the lending institution that made the original loan and MBS credit ratings. In September 2010, BAS joined in and consented to the removal of this action to the U.S. District Court for the Northern District of California. Schwab has filed a motion to remand the action to California state court, which remains pending.

(dollars in millions, except share and per share amounts)

Regulatory Investigations

In addition to the MBS litigation described above, the Company, including BAS, has also received a number of subpoenas and other informal requests for information from federal regulators regarding MBS matters, including inquiries related to the Company's underwriting and issuance of MBS and its participation in certain CDO offerings.

Commitments

At December 31, 2010, the Company's commitments had the following expirations:

		Commitment Expiration			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
Purchasing commitments	1,678	247	483	467	481
Operating leases	1,979	532	871	344	232
Letters of credit	738	738	-	-	-
Other commitments:					
Commitments to enter into repurchase agreements	5,770	5,770	-	-	-
Commitments to enter into resale agreements	4,645	4,645	-	-	-
	$ 14,810	$ 11,932	$ 1,354	$ 811	$ 713

Purchasing Commitments

The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services.

Further, the Company entered into commitments to purchase loans, which upon settlement of the commitment will be included in trading assets. The Company also has commitments to purchase partnership interests, primarily related to private equity investments

Operating Leases

The Parent and Bank of America have entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2023 allocated to the Company. The Company has also entered into various non-cancelable short-term equipment leases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Letters of Credit

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral.

Other Commitments

In connection with trading activities, the Company enters into commitments to enter into resale and securities borrowing and also repurchase and securities lending agreements.

(dollars in millions, except share and per share amounts)

Guarantees

The Company provides guarantees in connection with certain transactions. The Company is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

Guarantees and their expiration are summarized below:

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value
Standby letters of credit	43	-	43	-	-	-
Performance guarantee (1)	7	7	-	-	-	-

(1) Relates to a MLPCC guarantee on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

Standby Letters of Credit

The Company provides guarantees to certain counterparties in the form of standby letters of credit in the amount of $43. Payment risk is evaluated based upon historical payment activity.

Performance Guarantee

MLPCC has provided a guarantee on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

Other Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by the assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried in the Consolidated Balance Sheet for these transactions as the potential for the Company to be required to make payments under these arrangements is remote.

(dollars in millions, except share and per share amounts)

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the Consolidated Balance Sheet for these transactions.

14. Employee Benefit Plans

The Parent sponsors pension and other postretirement benefits to its employees worldwide through defined contribution pension, defined benefit pension and other postretirement plans. These plans vary based on the country and local practices.

Effective with the acquisition of the Parent by Bank of America on January 1, 2009, the Bank of America Corporation Corporate Benefits Committee assumed overall responsibility for the administration of all of the Parent's employee benefit plans. The Parent continues as the plan sponsor.

Bank of America maintains certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Effective January 1, 2010 the Parent's U.S. plans were closed to new participants, with certain exceptions. Eligible employees newly hired on or after January 1, 2010 participate in the Bank of America plans with certain exceptions. Disclosures required by ASC 715, Compensation – Retirement Benefits, Defined Benefit Plans-General ("Defined Benefit Plan Accounting"), are included in the December 31, 2010 Form 10-K of Bank of America. Employees of certain non-U.S. subsidiaries will continue to participate in the various local plans.

Defined Contribution Pension Plans

The U.S. defined contribution plans sponsored by the Parent consist of the Retirement Accumulation Plan ("RAP") and the 401(k) Savings & Investment Plan ("401(k)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans

The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions

The Company provides health insurance benefits to retired employees under Bank of America-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. The health care coverage is contributory with certain retiree contributions adjusted periodically. Non-contributory life insurance was offered to employees that had retired prior to February 1, 2000. Due to a change in methodology effective January 1, 2010 Bank of America no longer allocates postretirement benefits other than pensions to the Company. At December 31, 2010, neither the Company nor Bank of America had funded these plans.

(dollars in millions, except share and per share amounts)

Postemployment Benefits

The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees. Due to a change in methodology effective January 1, 2010 Bank of America no longer allocates postemployment benefits to the Company.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits. As of December 31, 2010, $24 was accrued for all full-time employees eligible for severance benefits.

15. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation*, ("Stock Compensation Accounting") are included in the December 31, 2010 Form 10-K of Bank of America.

To align the interests of employees with those of stockholders, Bank of America sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in compensation plans sponsored by Bank of America, which provide eligible employees with shares of Bank of America's common stock or options to purchase such stock, and deferred cash compensation. These plans include the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

FACAAP

Under FACAAP, eligible employees in the Company's Global Wealth Management group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of Bank of America's common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of Bank of America's common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash. Eligible participants may defer awards beyond the scheduled payment date. Only shares of common stock held as treasury stock may be issued under FACAAP.

Other Compensation Arrangements

The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 31, 2010, accrued liabilities for these plans and grants totaled $1,776 and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 31, 2010, the Company had such investments totaling $366 in *Other*

(dollars in millions, except share and per share amounts)

investments on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $1,525 of the Company's liabilities.

16. Income Taxes

Significant components of the Company's net deferred tax assets and liabilities at December 31, 2010 included on the Consolidated Balance Sheet within *Other assets*, are comprised of:

Gross deferred assets		
Net operating loss carryforwards	$	1,578
Employee compensation		1,432
Securities valuations		555
Contingency reserve		392
Other		303
	$	4,260
Valuation allowance		(95)
Deferred tax assets	$	4,165
Gross deferred liabilities		
Goodwill and Intangibles		1,137
Other		83
Deferred tax liabilities		1,220
Net deferred tax asset	$	2,945

At December 31, 2010, the Company had deferred tax assets of approximately $1,430 and $148 related to U.S. federal and state net operating loss carryforwards, respectively, which are available to offset future taxable income, if any, for fiscal years ending in 2010 through 2028.

Current federal and state taxes payable of $454 are included in *Interest and Other* payables in the accompanying Consolidated Balance Sheet at December 31, 2010. The Company received tax payments of $166 from the Parent and paid taxes of $2,312 to Bank of America during the year.

The company has a valuation allowance to reduce the deferred tax assets of certain state net operating losses and credits to the amount more-likely-than-not to be realized before their expiration.

A reconciliation of the beginning and ending amount of unrecognized tax benefits ("UTB") is as follows:

Balance at December 31, 2009(1)	$	171
Increases related to positions taken during prior years		128
Balance at December 31, 2010	$	299

(1) The balance as of December 31, 2009, in the chart above, has been increased by $82 relating to the merger with BAS.

Of the above balance at the end of the year, approximately $85 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Included in the unrecognized tax benefits are some items which would not affect the

(dollars in millions, except share and per share amounts)

effective rate, such as the tax effect of certain temporary differences and the portion of the gross UTB's that would be offset by the tax benefit of the associated federal deduction.

The Parent is under examination by the Internal Revenue Service ("IRS") and other tax authorities in countries and states in which it has significant business operations. The table below summarizes the status of significant tax examinations, by jurisdiction for the Parent as of December 31, 2010.

Jurisdiction	Years Subject to Examination (1)	Status at December 31, 2010
U.S. Federal	2004	In appeals process
U.S. Federal	2005-2009	Field examination
New York	2007-2008	Field examination

(1) All subsequent tax years in the jurisdictions above remain open to examination.

The IRS proposed adjustments for two issues in the audit for the tax year 2004 which the Parent has protested to the Appeals office. The issues involve eligibility for the dividends received deductions and foreign tax credits with respect to a structured investment transaction. The Parent intends to protest any proposed adjustments for these two issues for the tax years 2005, 2006 and 2007.

Considering all U.S. federal examinations, it is reasonably possible that the Company's UTB balance will decrease as a result of the Company's tax positions being sustained on audit or the Company settling certain issues by as much as $82 during the next twelve months.

The Company files income tax returns in multiple state, local and foreign jurisdictions each year and is under continuous examination by various state, local and foreign taxing authorities. While many of these examinations are resolved every year, the Company does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Company's financial position.

17. Subsequent Events

ASC 855, Subsequent Events, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date the Consolidated Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through date of issuance.

On January 24, 2011,MLLA a subsidiary of the Company paid a dividend in the amount of $132 to the Company.

On February 22, 2011, a second lending facility between the Company and Bank of America was established. This $15,000 364-day revolving unsecured line of credit allows the Company to borrow fund from Bank of America. Interest on the line of credit is based on prevailing short-term market rates. The line of credit matures on February 21, 2012.

18. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Securities Exchange Commission ("SEC") Rule 15c3-1, and Commodity Futures Trading Commission ("CFTC") Regulation 1.17. MLPF&S has elected to compute the minimum capital requirement

(dollars in millions, except share and per share amounts)

in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2010, MLPF&S' regulatory net capital as defined by Rule 15c3-1 was $9,843 and exceeded the minimum requirement of $736 by $9,107.

In accordance with the Alternative Net Capital Requirements, MLPF&S is required to maintain tentative net capital in excess of $1,000, net capital in excess of $500, and notify the SEC in the event its tentative net capital is less than $5,000. As of December 31, 2010, MLPF&S had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2010 as defined by these regulatory authorities is $2,319 and $2,132 respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 31, 2010 customer reserve computation, MLPF&S segregated in a special reserve account, for the exclusive benefit of customers, qualified securities and cash with a contract value of $10,267. Securities for MLPF&S were obtained under resale agreements with an affiliate.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2010 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $720 and $240, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2010, assets segregated, secured, and sequestered totaled $11,528 and $1,461 and exceeded requirements by $721 and $774 for MLPF&S and MLPCC, respectively.

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